Exhibit 99.1

For Immediate Release

Novartis Announces Option Exercise and Merger Proposal

HUENENBERG, Switzerland – January 4, 2010 – Novartis AG (NYSE: NVS) announced today that it had exercised its option to purchase the remaining shares in Alcon, Inc. (NYSE: ACL) owned by Nestle S.A. at a weighted average price of US$180 per share in cash.  The exercise is pursuant to an agreement between Nestle and Novartis that was executed on
April 7, 2008.  The option exercise is subject to regulatory approvals and covers approximately 156 million shares of Alcon held by Nestle, representing approximately 52 percent of Alcon’s outstanding shares.  Upon consummation of the purchase, Novartis would own an approximate 77 percent interest in Alcon.
Novartis also announced that it has submitted to the Alcon board of directors a proposal for a merger of Alcon with and into Novartis to be effected under Swiss merger law.  Under the terms of the merger proposal, holders of the approximately 23 percent of Alcon shares that are publicly-traded would receive 2.8 Novartis shares for each Alcon share.  Based on the Novartis share price and U.S. dollar/Swiss franc exchange rates prior to the announcement, this would value each publicly-traded share of Alcon at approximately US$153.  The proposed merger would be contingent upon, among other things, approval by the Alcon Board of Directors, the closing of the purchase and sale transaction related to the Novartis option exercise as well as receipt of required regulatory approvals.
The Independent Director Committee, composed of Alcon’s three independent board members, was formed in 2008 in connection with Novartis’ initial purchase of approximately 25 percent of the Alcon Shares from Nestle to evaluate transactions such as the proposed merger.  The Committee has engaged independent financial and legal counsel in connection with its evaluation of the proposed merger.

About Alcon
Alcon, Inc. is the world’s leading eye care company, with sales of approximately $6.3 billion in 2008.  Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.  Alcon operates in 75 countries and sells products in 180 markets.  For more information on Alcon, Inc., visit the Company’s web site at www.alcon.com.

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Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Any forward-looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. There can be no guarantee that Novartis or Alcon will achieve any particular future financial results or future growth rates or that Novartis or Alcon will be able to realize any potential synergies, strategic benefits or opportunities as a result of the consummation of the Novartis purchase or the proposed merger.  Except to the extent required under the federal securities laws and the rules and
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regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Investor and Media Inquiries:

Doug MacHatton
817-551-8974
doug.machatton@alconlabs.com